Exhibit 4.47
Amendment To
The Exclusive Ragnarok Online License and Distribution
Agreement
THIS FIFTH AMENDMENT (this “Amendment”) is made and entered into on this 22rd day of October, 2006 by and between Gravity Corporation (“Licensor”) and Soft-World International Corporation (“Licensee”).
RECITALS
WHEREAS, Licensor and Licensee (“Parties” collectively) entered into an Exclusive Ragnarok Online License and Distribution Agreement (“Agreement”), dated May 20th, 2002.
WHEREAS, Parties to the Agreement now desire to amend the Agreement as specified below.
NOW, THEREFORE, the parties agree as follows:
1.	Extend the Term of the Agreement

Parties agreed to extend the Agreement for one (1) year (“Renewed Term”) from the expiration date with the conditions stated in the Agreement. The newly extended term of the Agreement shall be from October 22nd, 2006 to October 22nd , 2007 only.

2.	License Fee And Minimum Guarantee Payments Against Royalties

Parties agreed to extend the Agreement without License fee (“LF”) and minimum guarantee payment against royalties (“MG”) for this extension only. Parties shall negotiate and decide on LF and MG for the extension agreements and/or amendments subsequent to this Agreement.

3.	Technical Support Personnel

Licensor agrees to send two (2) technical support personnel to perform maintenance service in Licensee’s office. Licensor and Licensee equally split the payment of the annual Salary of Forty-eight Thousand United States Dollars (US$48,000) for two dispatched Technical Support Personnel, which is monthly salary of Two Thousand United States Dollars (U$2,000) per person. The payment shall be made upon Licensor’s written monthly invoice..

Licensee is allowed to withhold as such tax up twenty percent(20%) of the any respective payment amount. Licensee shall furnish Licensor with official written evidence of such tax payments made on Licensor’s behalf, and give Licensor full assistance including the execution of documents required by Licensor to reduce or reclaim such tax payments. Licensee shall hold Licensor harmless from all claims and liability arising from Licensee’s failure to report or pay any such taxes, duties, assessments, fees and other governmental charges of any kind.

Licensee shall pay for the living expenses and the allowances for both Technical Support Personnel dispatched to the Territory when the Technical Support Personnel provides Licensee receipts 50% of amount of the expenses and the allowances to be reimbursed after the end of each and every month for the term of this Agreement. Licensor is responsible for dispatched Technical Support Personnel not to disclose the fact that their living expenses and the allowances are being reimbursed by Licensee to other employees working at Licensee’s office.

Licensee may request the change of Technical Support Personnel with reasonable cause.

4.	Official English Orthography of the Company Name Change of Licensor

Licensor’s official English orthography of the company name has changed from Gravity Corporation to Gravity Co., Ltd.

5.	Business Address Change of Licensor

Licensor’s official business address has changed from 620-2 SinguBD gangnam-gu Seoul Korea to 14th Floor Meritz Tower, 825-2, Yeoksam-Dong, Kangnam-Gu, Seoul, Korea.

6.	Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.
IN WITNESS WHEREOF, the Parties have executed this Amendment the day and year first above written.

Gravity Corporation,		SOFT-WORLD International Corp.

By:	/s/ Il Young Ryu	By:	/s/ Chin–Po Wang

Name: Il Young Ryu		Name: Chin–Po Wang
Title: Chairman		Title: Chairman

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